News release

Biofrontera AG to hold extraordinary shareholders’ meeting on 15 May 2019

Leverkusen, Germany, April 26, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced in the Federal Gazette that it will hold an extraordinary shareholders’ meeting on 15 May 2019.

The shareholders’ meeting is a shareholders’ meeting in the sense of Section 16 (3) of the German Securities Acquisition and Takeover Act (WpÜG). Deutsche Balaton AG, Heidelberg, has requested the convening of the shareholders’ meeting with the published single agenda item 1 in accordance with Section 122 (1) of the German Stock Corporation Act (AktG). Accordingly, Deutsche Balaton AG requests the discussion of the voluntary public tender offer in the form of a partial offer by Maruho Deutschland GmbH, Düsseldorf, to the shareholders of Biofrontera AG to acquire up to 4,322,530 registered shares for a cash consideration in the amount of EUR 6.60 per share. Due to the acceptance period applicable within the scope of the tender offer of Maruho Deutschland GmbH, now being extended by the convening of the Annual General Meeting, it was not possible to combine the agenda item 1 named by Deutsche Balaton AG with the scheduled ordinary Annual General Meeting of Biofrontera AG. Details can be found in today’s publication in the Federal Gazette.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.